Exhibit 99.1

Collective Mining Acquires All of the Remaining Surface Rights Required for a Future Mining Operation at the Guayabales Project

TORONTO, March 11, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the execution of final binding purchase agreements ("BPAs") with several arms-length vendors ("Vendors") for the Company to acquire the remaining surface rights needed for a future mining operation at the Guayabales Project, located in Caldas, Colombia. Collective also holds the mineral titles, or options to acquire the mineral titles, over all areas where surface titles have been, or are being acquired for future mine development.

Ari Sussman, Executive Chairman, commented: "Completing the acquisition of all surface land required for a future mining scenario at our Guayabales Project is a major step towards realizing our vision of developing a major critical mineral mining operation in Colombia. We envision a future mine for the Apollo System, which is a polymetallic deposit enriched in gold, copper, tungsten, and silver, that will be modern, have a modest surficial footprint, and will adhere to the highest standards of environmental stewardship. The future mine will benefit immensely from robust infrastructure as it will be located next to the Pan-American Highway and hydropower lines and have access to readily available skilled labor from our established mining region in Caldas. Purchasing surface titles in Colombia is never easy given the fragmented nature of land ownership, so I would like to congratulate our team for immensely derisking the project in a swift and thorough manner."

Terms of the Final Pieces of Land Being Acquired

Under the terms of the recently executed binding purchase agreements, Collective Mining will acquire land for a total purchase price of US$44.0 million, to be paid in installments over a 5-year period as follows:

  US$8.7 million in 2026, upon execution the BPAs
  US$10.0 million in 2027
  US$8.5 million in 2028
  US$8.4 million in 2029
  US$8.4 million in 2030

Other relevant conditions of the BPAs include interest on certain future payments at 6% per annum and promissory notes to ensure compliance of payments and mortgages over the acquired surface rights. In the event that Collective receives approval from the relevant environmental agency for a mining operation and elects to begin construction prior to completing the final installments, certain outstanding installment payments shall become immediately due prior to the commencement of major mine construction activities.

Plans for an Exploration Adit

With all the surface titles required for a future mine now either owned or under BPA's, the Company plans to commence construction of an exploration adit in Q4 2026. The exploration adit, which will be used to support the Company's geological understanding of the Guayabales Project from underground, will initially be used to construct underground drill chambers to test the Trap System ("Trap"). Trap, which was discovered in 2022 through surface drilling has been sparsely drilled along a 1.4-kilometer mineralized corridor enriched by gold and silver sheeted veinlets. With underground access, the Company will soon be able to advance Trap's exploration potential in an expedited manner as opposed to drilling it solely from challenging steep topography.

The Company will immediately begin all relevant preparation work for the exploration adit, including but not limited to, contractor selection, detailed engineering and surface work. In addition to providing the Company with underground drilling access, the exploration adit will greatly enhance the Company's ability to advance the project's geotechnical and hydrological characterization and will provide access for the future collection of metallurgical bulk samples. The enhanced data and information collected from the exploration adit will be crucial in supporting future scoping and feasibility studies.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Follow Executive Chairman Ari Sussman (@Ariski73) on X

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Information Contact: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 11-MAR-26